Exhibit 99.1

Golden Bull Limited Completed $17.2 Million Financing and is Delayed in Filing its Annual Report on Form 20-F

BEIJING, July 7, 2020, (PRNewswire) – Golden Bull Limited (NASDAQ: DNJR) announced today it has completed its $17.2 Million Financing and is delayed in filing its Annual Report on Form 20-F for the year ended December 31, 2019.

On July 6, 2020, Golden Bull Limited ( the “Company”) completed the sale of 21,500,000 shares of common stock at $0.80 per share, for gross proceeds of $17,200,000. The offering was made pursuant to a Securities Purchase Agreement (“SPA”) dated as of May 27, 2020, a copy of which form was filed as an exhibit to the Company’s Form 6-K filed on May 28, 2020. The sale was made to twenty-five (25) unaffiliated investors. Each investor signed a SPA which contained non-U.S. Person Representations pursuant to Regulation S under the Securities Act of 1933, as amended (the “Act”). There were no underwriters or placement agents involved in the transaction. Exemption from registration is claimed under Rule 903 of Regulation S under the Act based upon the representations and warranties in the SPA.

On July 1, 2020, the Company was in receipt of a notice of delinquency letter from Nasdaq Regulation. The letter states that the Company has not yet filed its Form 20-F for the year ended December 31, 2019 (the “Filing”) and is no longer in compliance with Listing Rule 5250 c(1) .The Company has 60 calendar days to submit a plan to regain compliance. The Company was prepared to file on a timely basis by June 30, 2020 and expects to do so in the very near future. The delay was solely a result of the delays in obtaining and compiling information to be included in its Form 20-F, primarily as a result of the effects of Covid-19 in China where the Company’s operations are located, which delay could not be eliminated by the Company without unreasonable effort and expense.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Golden Bull Limited and its subsidiary companies. All statements, other than statements of historical fact included herein are "forward-looking statements." These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

FOR FURTHER INFORMATION CONTACT:

Erke Huang,

+86-189-2521-4533;

erkehuang@gmail.com